

News Release – January 25, 2007

Notification of Trade

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

LONDON, United Kingdom: January 25, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation announces that on January 24, 2007 Cameron Belsher exercised options to purchase 100,000 common shares at an exercise price of $0.40 per share. The options were originally granted on March 7, 2002 and were set to expire on March 7, 2007.

Mr. Belsher also sold 100,000 common shares at a price of $2.55 per share.

Following these transactions, Mr. Belsher's total exposure is 784,900 common shares and options.

Jan A Vestrum
President & CEO
